August 5, 2011

Mr. John Reynolds,
Assistant Director,
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	Coca-Cola Hellenic Bottling Company S.A
Form 20-F for Fiscal Year Ended December 31, 2010
Filed March 29, 2011,
File No. 001-31466 (“2010 Form 20-F”)

Dear Mr. Reynolds:

Thank you for your letter dated July 25, 2011, which we received on July 25, 2011 (the “Comment Letter”).

We note that the Staff has provided three comments on the above-referenced filing.  We have reproduced in this letter those comments in italicized text and have furnished Coca-Cola Hellenic’s response immediately following the comment to facilitate the Staff’s review. Capitalized terms used but not defined in this letter have the meanings assigned to them in the 2010 Form 20-F.

Comment Letter dated July 25, 2011

Item 17. Financial Statements, page 179

1.              We note your presentation of expenses by function in the consolidated income statement. We also note that you provided some information on operating expenses and staff costs in Note 20. Please tell us how you considered the guidance in IAS 1.104 about providing additional disclosures on expenses by nature especially significant costs such as raw materials. Please provide us with the text of proposed disclosures to be included in future filings.

We present expenses in our consolidated income statement by function.  This is a practice that is common within the industry in which we operate. In accordance with the requirements of IAS 1.104, we also disclose additional information on the nature of expenses such as depreciation, amortization and certain employee benefit expenses.  Such additional information is disclosed in our cash flow statement, as well as in note 20 on employee benefits. We agree with your recommendation that we expand our disclosure to also cover raw materials costs, which represented 75.7% of our cost of goods sold in 2010 (page 74 of Operating and Financial Review). We propose adding the following disclosure within an existing note to the financial statements, regarding raw materials costs, in our future filings: “The amount of raw materials recognized as an expense during 2010 was €3,065.5 million (2009: €2,999.4 million, 2008: €3,218.9 million).”

Note 31. Contingencies, page F-82

2.              We note your disclosure about the litigation with the Greek Competition Authority and the last decision was issued in 2007 and that the case is still pending before the Supreme Administrative Court of Greece. Please tell us how you considered the guidance in IAS 37.85 and the need to update your disclosure for the three years ending December 31, 2010. In this regard please clarify the uncertainties about the amount and timing of the potential cash outflows and provides adequate information about recent developments in this litigation.

We agree with your recommendation to clarify the uncertainties about the amount and timing of the potential cash outflows, as well as to provide adequate information about recent developments in the applicable litigation.  There have been no material developments in the applicable litigation for the three years ended December 31, 2010. We propose adding the following disclosure in our future filings regarding the three years ended December 31, 2011 and/or any applicable years thereafter: “There have been no material developments in the applicable litigation. Since 2008, when the case was first referred to the Supreme Administrative Court of Greece, hearings have been postponed due to the backlog of pending cases before the court. Utilizing advice from outside legal counsel, we consider the risk of an increase to the amount of the fine and the possibility of further cash outflows as remote.”

Exhibits

3.              We note that Exhibit 2.3 appears to be missing schedule 3. Please confirm that you will file this exhibit in its entirety with your next periodic report.

We confirm that that we will file Exhibit 2.3 in its entirety with Form 20-F for the fiscal year that will have ended December 31, 2011.

We hope that the foregoing is appropriately responsive to your comments.

We hereby acknowledge that:

•                 The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please contact the undersigned by telephone at +30 (210) 618 3137 or by facsimile at: +30 (210) 618 3378.

Yours sincerely,

/s/ Jan Gustavsson

Jan Gustavsson
General Counsel and
Company Secretary